St. Jude Resources Ltd.
SEC Exemption - Rule 12g3-2(b)
File No. 82-4014

03 MAR 14 AM 7:21

ST. JUDE RESOURCES LTD. (Symbol: SJD - TSX Venture)
#200, 5405 - 48th Avenue, Delta, BC V4K 1W6 Canada • Phone: 604.940.6565 • Fax: 604.940.6566
www.stjudegold.com

SUPPL

March 5, 2003

Office of International Corporate Finance
Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C.
U.S.A. 20549

03007614

Dear Sirs:

RE: U.S. Secondary Trading: Exemption under Rule 12g3-2(b)
File Number: 82 - 4014

To update the records of the above, enclosed please find a copy of our News Release #133 which was disseminated on today's date.

Should you have any questions or require anything further in this regard, please feel free to contact our office at any time.

Yours very truly,

ST. JUDE RESOURCES LTD.
PER:

for MICHAEL A. TERRELL,
President

PROCESSED
APR 01 2003
THOMSON FINANCIAL

/mjh
enclosures

3/28

03 MAR 14 AM 7:21

St.Jude RESOURCES LTD.

ST. JUDE RESOURCES LTD. (Symbol: SJD - TSX.Venture)

#200, 5405 - 48th Avenue, Delta, BC V4K 1W6 Canada • Phone: 604.940.6565 • Fax: 604.940.6566

www.stjudegold.com

NEWS RELEASE

" ST. JUDE INTERSECTS 50 METERS OF 3.6 g/t GOLD AT NEW GOULAGOU PROJECT "

Vancouver, March 5, 2003, St. Jude Resources Ltd. (SJD: TSX.V) is pleased to announce that it has completed 9 RC holes on its new Goulagou property in Burkina Faso. St. Jude can earn up to 90% of the property (subject to a 5% Vendor NPI) while the government maintains its standard 10% interest. The results from the ongoing exploration are as follows:

Hole #	Dip Degrees (-)	Azimuth	Coordinates		From -To (m)	Interval Width (m)	Grade g/t Au
			North (m)	East (m)			
SJBF-2	-45	180	1505609	576096	31-81	50	3.6
					135 - 150	15*	2.38
SJBF-3	-45	180	1505455	576188	19 - 26	7	2.87
					75 - 80	5	1.45
SJBF-4	-50	360	1505436	576088	95 - 117	22	2.66
					172 - 184	12*	1.48
SJBF-5	-45	180	1505522	576199	91 - 94	3**	0.83
SJBF-6	-45	180	1505525	576095	9 - 14	5	2.26
SJBF-7	-45	180	1505577	576100	5 - 23	18	2.85
					36 - 48	12	3.33
					109 - 117	8	3.26
SJBF-8	-45	180	1505576	576147	9 - 20	11***	3.31
SJBF-9	-45	180	1505534	576143	35 - 53	18	1.6
SJBF-10	-50	180	1505430	576187	10 - 20	10	2.37

*stopped in mineralization ** stopped before mineralization *** hole lost before 2nd zone

The Goulagou property formed part of a larger land assembly (Somifa) that was operated by Channel Resources Ltd. ("CRL") from 1994 to 2001. CRL carried out extensive exploration on Goulagou including mapping, soil and rock sampling, airborne geophysics as well as 311 drill holes (RAB, RC and core) totalling 17,488 meters. This extensive exploration established two parallel gold zones (GG1 and GG2) with a cumulative strike length of 3.4 kilometers.

The drill holes in the table above were drilled in the proximity of a previous CRL core hole (SO-DDH-3), which returned grades of 2.53 g/t over 22m, 3.33 g/t over 34m and 6.76 g/t over 17m in three parallel zones of mineralization at GG2. Drilling carried out by St. Jude correlates well with the earlier CRL drilling and not only verifies the presence of significant gold mineralization but also indicates the oxide facies extends to 100 meters.

St. Jude's exploration team is extremely encouraged by these drill results and have mobilized an extensive exploration program at the Goulagou property. The Company is optimistic that the 2003 exploration program will confirm the potential of an economically viable gold resource in the area of GG1 and GG2 along the 3.4 kilometers of strike as defined by CRL drilling.

Under the direction of one of the most successful gold exploration teams in West Africa, St. Jude is now actively exploring three major gold projects. With over 318 square kilometers on one of the richest gold belts in the world St. Jude is well positioned to continue growing its gold resource in 2003.

ST. JUDE RESOURCES LTD.
PER:

MICHAEL A. TERRELL,
President

For further information, please contact:

Todd McMurray
Vice President, Corporate Development
Tel: +1-604-940-6565
Fax: +1-604-940-6566

Or visit the company's website at:
www.stjudegold.com


St. Jude Resources Ltd.
SIMPLIFIED GEOLOGY
of BURKINA FASO
Goulagou
St.Jude
ESSAKANE
BOUROUM
TAPARKO
BOUROUM-YALOGO GREENSTONE BELT
NIGER
MALI
Ouagadougou
KWADEMEN
HOUNDE GREENSTONE BELT
POURA
BOROMO GREENSTONE BELT
GHANA
TOGO
BENIN
COTE D'IVOIRE
LEGEND
Gold Deposits
Cities
0 100 km
Undifferentiated Sediments
Tarkwaien Facies (?)
Birimian Sediments
Birimian Volcanics & Vol.-Sed.
Archean Granites
Intrusive Bodies

www.stjudegold.com